

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003



04029705

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 00100035

      A. Full title of the plan and the address of the plan, if different from that of the issue named below:

            ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN
            Appliance Park
            AP 2-225
            Louisville, KY 40225-0001

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

            General Electric Company
            3135 Easton Turnpike
            Fairfield, CT 06431

PROCESSED

JUL 07 2004

THOMSON
FINANCIAL

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Roper Employee Voluntary Stock Ownership Plan

By:_____

        Name: Earl P. Jones
        Title: Committee Member

Date: June 28, 2004

Exhibit Index

Exhibit No.	Exhibit
23	Consent of Independent Auditors
24	Financial Report



KPMG LLP
345 Park Avenue
New York, NY 10154

Exhibit 23

Roper Employee Voluntary Stock Ownership Plan

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-01953) of the General Electric Company of our report dated June 25, 2004, relating to the statements of net assets available for plan benefits of the Roper Employee Voluntary Stock Ownership Plan as of December 31, 2003 and 2002 and related statement of changes in net assets available for plan benefits for the year ended December 31, 2003 and the related supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2003, which report appears in the December 31, 2003 annual report on Form 11-K of the Roper Employee Voluntary Stock Ownership Plan.



KPMG LLP

New York, New York
June 25, 2004



KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm Thereon)

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

Table of Contents

* Schedules required by Form 5500 that are not applicable have not been included.



KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants
Roper Employee Voluntary Stock Ownership Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Roper Employee Voluntary Stock Ownership Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standard of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Roper Employee Voluntary Stock Ownership Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i – schedule of assets (held at end year) – December 31, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basis financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, New York
June 25, 2004



KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2003 and 2002

		2003	2002
Assets:			
Investments, at fair value (note 3):			
Cash and cash equivalents	$	803,888	761,249
Mutual funds		6,266,332	6,295,579
Common stock		94,182,577	77,723,617
Participant loans		3,131,308	3,626,483
Total investments		104,384,105	88,406,928
Receivables:			
Employer contributions		133,354	137,254
Participant contributions		142,185	145,657
Dividends and interest		615,014	608,207
Total receivables		890,553	891,118
Total assets		105,274,658	89,298,046
Liabilities:			
Dividend distribution payable		608,022	605,347
Payable for investments purchased		—	143,141
Total payables		608,022	748,488
Net assets available for plan benefits	$	104,666,636	88,549,558

See accompanying notes to financial statements.

ROPER EMPLOYEE VOLUNTARY STOCK OWNERSHIP PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2003

Additions to (deductions from) net assets attributed to:
Investment income:

Net appreciation in the fair value of investments (note 3)	$ 21,868,391
Dividends and interest	1,924,626
Interest on participant loans	206,846
Total investment income	23,999,863

Contributions:

Employer	2,681,237
Participants	3,019,238
Total contributions	5,700,475
Benefits paid to participants	(13,583,260)
Net increase	16,117,078

Net assets available for plan benefits at:

Beginning of year	88,549,558
End of year	$ 104,666,636

See accompanying notes to financial statements.

(1) Description of Plan

The following brief description of the Roper Employee Voluntary Stock Ownership Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Roper Employee Voluntary Stock Ownership Plan (the Plan) is a defined contribution plan sponsored by the Roper Corporation (the Company) whose ultimate parent is the General Electric Company (GE). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is available to all employees of the company who have worked for 60 consecutive days following their employment date.

Effective April 26, 2003, the Company approved the transfer of Plan assets to Matrix Capital Bank (Matrix). BISYS Retirement Services (BISYS) assumed record-keeping duties.

Contributions

Employees may elect to have up to 14% of their compensation deducted from payroll and contributed to the Plan on a pretax and/or after-tax basis. The Company matches employee contributions at a rate of 150% of the first 2% and 100% of the next 5% of such pretax contributions. Employer contributions are made on a biweekly basis.

The Internal Revenue Code sets maximum limits that participants can elect as pretax contributions. The limit was $12,000 and $11,000 per individual for 2003 and 2002, respectively.

The Board of Directors may elect each year, upon its discretion, to allocate a profit sharing contribution. The contribution is being allocated to participants based on years of service in order to determine the base amount. There was no discretionary contribution from the employer in 2003.

Participants' Accounts

Each participant's account is credited with its share of the participants contributions, the Company's contribution, and investment earnings thereon. Each participant is entitled only to the benefits that can be provided from that participant's vested account.

Vesting

Participants are immediately fully vested in their contributions as well as the employer's contributions to the Plan.

Investment Options

Effective April 26, 2003, the Plan's assets were transferred to Matrix; however, investment options remained the same.

(Continued)

Participants are permitted to allocate their account balances in increments of 5% to one or more of the following investment options:

GE Common Stock Fund – This Fund primarily invests in General Electric Company (GE) Common Stock, with a small portion of the fund held in cash, or other short term investments to provide liquidity.

GE Fixed Income Fund – This Fund seeks income consistent with preservation of capital. The Fund invests primarily in fixed-income securities including government obligations, corporate debt, mortgaged and asset-backed instruments, and money-market instruments.

GE Strategic Investment Fund – This Fund seeks to maximize total return by following an asset allocation strategy contemplating shifts among a range of investments including U.S. and foreign stocks, bonds, money market instruments, and other debt securities.

GE U.S. Equity Fund – This Fund seeks long-term growth of capital. The Fund invests primarily in equity securities of U.S. companies. To a lessor extent, the Fund may also invest in foreign securities and debt securities.

GE Money Market Fund – This Fund seeks to achieve a high level of current income consistent with the preservation of capital and maintenance of liquidity through investment in short-term, U.S. dollar-denominated money market instruments.

GE Global Equity Fund – This Fund seeks long-term growth of capital through investments principally in equity securities issued by companies located in both developed and developing countries throughout the world.

Participant Loans

Participants may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. There is a $50 charge for each loan. Loan transactions are treated as transfers between the respective investment funds and the loan fund.

The period of repayment of any loan is determined by mutual agreement between the plan administrator and the borrower, but such period may in no event exceed four years from the effective date of the loan unless the loan is used to acquire, construct, reconstruct, or substantially rehabilitate a principal residence, for which a term of up to fifteen years may be permissible. Loans are secured by the balance in the participant's account and bear interest at an effective annual percentage rate which is 1% above the prime interest rate in effect as of the last business day before the month in which the loan is requested. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant (or a designated beneficiary) may elect to receive the vested interest in his or her account in either a lump-sum amount or annual installments (including interest) over a ten-year period. For terminations of service resulting from other reasons, a participant may elect to receive the value of the vested interest in his or her account as a lump-sum distribution or maintain his or her vested interest within the Plan. A participant with financial

hardships may also withdraw in a lump-sum payment, enough to meet the financial need, subject to certain tax restrictions, as defined in the Plan document.

(2)   Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan have been prepared using the accrual method of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. All shares of registered investment companies (mutual funds) are valued at quoted market prices. GE Common Stock is traded on the New York Stock Exchange and is valued at the current market price on the last business day of the Plan's year end.

Short term investments and participant loans are valued at cost, which approximates fair value. Interest on participant loans is recorded on a cash basis which is not materially different than when earned.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amount of assets, liabilities and changes therein and disclosure of contingent assts and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Benefits

Benefit payments are recorded when paid to participants.

Expenses

Substantially all expenses related to administration of the Plan are paid by the Company with the exception of the Plan's loan expenses, which are paid by the Plan's trustee out of the appropriate participant's investment fund's assets.

(Continued)

(3) Investments

The fair values of individual investments as of December 31, 2003 and 2002 are as follows:

		2003	2002
Mutual funds:			
GE Money Market Fund	$	2,479,716	2,905,042
GE Fixed Income Fund		1,486,612	1,634,067
GE Global Equity Fund		490,318	304,418
GE Strategic Investment Fund		772,827	676,983
GE U.S. Equity Fund		1,036,859	775,069
Total Mutual Funds		6,266,332	6,295,579
Common Stock:			
GE Company		94,182,577 *	77,723,617 *
Short-term investments:			
Cash and cash equivalents		803,888	761,249
Participant loans		3,131,308	3,626,483
Total investments	$	104,384,105	88,406,928

* Represents 5% or more of Plan's net assets

During the year the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated in value as follows:

Common stock	$	21,484,273
Mutual funds		384,118
Total	$	21,868,391

(4) Risk and Uncertainties

The Plan offers a number of investment options including GE common stock and a variety of investments in mutual funds. The mutual funds invest in U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and participant account balances.

(Continued)

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across six participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the GE common stock fund, which principally invests in a single security.

(5) Related Party Transactions (Parties in Interest)

Prior to April 26, 2003, the record-keeping functions for the underlying investments held by the Plan were performed by CitiStreet LLC (a State Street Bank and CitiGroup Company), which was a party to a joint services agreement with GE Retirement Services, Inc. (GERS). GERS is an indirect wholly owned subsidiary of GE and an affiliate of the Plan sponsor. Effective April 26, 2003, the record-keeping functions are performed by BISYS.

Certain investments of the Plan are shares of mutual funds that are advised by GE Asset Management Incorporated (GEAM) and distributed by GE Investment Distributors, Inc., affiliates of the Plan Sponsor. GEAM provides investment advisory services for certain investments in the Plan. Another investment in the Plan is an investment fund comprised primarily of shares of common stock issued by GE. GE is the ultimate parent of the Plan sponsor.

Certain fees paid to related parties for services to the Plan were paid by the Plan sponsor or an affiliate of the Plan Sponsor. Mutual fund and pooled investment fund operation expenses, which include expenses paid to GEAM and BISYS, come out of a fund's assets and are reflected in the fund's share/unit price and dividends.

(6) Income Tax Status

The Plan received a favorable tax determination letter from the Internal Revenue Service dated August 6, 2002 which indicates that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan (and related trust) is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7) Plan Termination

Although the Company has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, or partial termination, benefits would be payable under the terms of the Plan to all participants based on their fully vested account balances.

ROPER EMPLOYEE VOLUNTARY STOCK

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

Identity of issue, borrower, lessor, or similar party	Description of investments	Number of shares	Fair value
* Matrix Capital Bank	Cash and cash equivalents	803,888	$ 803,888
* GE Company	Common stock	3,040,109	94,182,577
* GE Money Market Fund	Mutual fund	2,479,716	2,479,716
* GE Fixed Income Fund	Mutual fund	118,739	1,486,612
* GE Global Equity Fund	Mutual fund	26,970	490,318
* GE Strategic Investment Fund	Mutual fund	32,636	772,827
* GE U.S. Equity Fund	Mutual fund	39,260	1,036,859
* Participant loans	770 loans to participants with interest rates of 5.25% to 10.50%	—	3,131,308
			$ 104,384,105

* Party in interest as defined by ERISA.